EXHIBIT 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER TO

BOARD OF DIRECTORS OF NAVISTAR INTERNATINOAL CORPORATION

New York, New York, September 9, 2012:  Carl C. Icahn today issued the following letter to the Board of Directors of Navistar International Corporation (NYSE: NAV):

September 9, 2012

Board of Directors

Navistar International Corporation
4201 Winfield Road, P.O. Box 1488
Warrenville, Illinois 60555

Ladies and Gentlemen:

As you know, I am one of the largest holders of shares of common stock of Navistar International Corporation, holding nearly 15% of the outstanding stock.   I am writing this letter to express my grave concern about the future of Navistar, a company that, in my opinion, has become a poster child for abysmal business decisions and poor corporate governance.

At Navistar, where four shareholders hold almost 60% of the stock, it would be a simple matter for this Board to bring substantial holders together to discuss and reach a consensus regarding important decisions concerning the company that WE own. It is therefore outrageous that you have not reached out to obtain our opinion (and I assume you have not obtained the opinions of the other large holders) on issues such as choosing a new management team to lead this company. Your choice of Lewis Campbell as Chairman and Interim Chief Executive Officer was worse than ill-advised, since you made no attempt to discuss the decision with us, or presumably any of the other substantial holders -- the true owners of this company. Indeed, rather than trying to effectively communicate with shareholders regarding these significant strategic decisions, you have sought to stifle even ordinary course shareholder communication and influence by recently adopting a poison pill that is unusually restrictive. When I consider these two recent actions of Navistar, together with the history of the company, its management and its Board, which has repeatedly made poor decisions leading to disastrous results, I am led to the inevitable conclusion that Navistar is a company with a Board asleep at the switch, violating its legal obligations and trying to entrench itself to protect the fees and status of Board members, rather than to faithfully  perform the  primary legal obligation of a board of directors, which is to protect and enhance the investment of  shareholders.

This is a Board at war with its own shareholders. I urge you to reconsider the path the Board has chosen, which harms our company and puts you at serious risk of personal liability. Instead, I recommend that you permit the voices of shareholders to be heard directly at the Board level by making four Board seats available to shareholders immediately---at this critical juncture in the history of Navistar---before any more damage is done to our company by the existing Board.

I would prefer to amicably resolve this matter now, rather than through protracted litigation and a proxy fight.  However, I am sure that you have no doubt that I will proceed with both, if necessary, to protect my investment and the interest of all shareholders. In that regard we are preparing and will soon deliver to Navistar a demand under Section 220 of the Delaware General Corporation Law seeking access to corporate documents and Board proceedings at Navistar. Given the recent history of the company they should make interesting reading!

I urge each of you to consult with your personal legal advisors to advise you of your responsibilities and risks as directors.  I believe that you will learn, if you do not already know, that although directors do not conduct the company’s day to day management, under Delaware law you are responsible for managing its “business and affairs.”  Specifically, each of you owes a fiduciary duty of loyalty and duty of care to the company and its shareholders.  If directors see what is happening at the company, understand that it is not in the company’s best interests but nevertheless let it continue to occur without making efforts to stop it, they likely have breached their duty of care and can also be held PERSONALLY LIABLE for that breach.

This Board has stood idly by for the last three years, as Navistar, unique among its competitors, has been unable to deliver an engine that conforms to EPA 2010 guidelines. In the last two and half years, Navistar market share has declined by 40% (from 25% in 2010 to 15% in the most recent quarter) in the Class 8 market. Share price has declined precipitously from almost $60 per share at the beginning of 2011 to under $25 per share. During this time, this Board has authorized spending shareholder money on lawsuits against suppliers, competitors and regulators, marketing plans to convince customers that non-compliant engines are actually compliant, accumulating non-core assets such as a Recreational Vehicle manufacturer, and a “gold-plated” corporate headquarters that cost over $100 million. The one thing this Board refused to spend money on was a back-up plan involving the industry standard technology Navistar now must rely on. Moreover, the recent management change appears to be little more than a feeble attempt by an irresponsible board to point the finger elsewhere. Not only did the Board continually support these failed strategies for years, but impressed with his execution of this failed strategy, they also compensated the prior CEO so highly in 2011, that ISS recommended a no vote on “Say on Pay”. These actions present, in my view, precisely the type of repeated reckless indifference to the best interests of shareholders from which Delaware law protects shareholders by imposing personal liability on directors.

Furthermore, I cannot fathom how this abysmal track record has earned this Board the right to pick a new CEO or a new product strategy. Now that we have come to the culmination of a crisis of at least 3 years in the making (the Board’s making that is), this Board has chosen to bring in a temporary CEO with zero experience in the heavy truck industry and a questionable track record as CEO of Textron. At Textron, over an 11 year period, Mr. Campbell watched Textron stock go from over $37 per share to $20 per share, primarily because of a risky financial subsidiary which lent money to a golf course and time share project.

 As I have said, I would prefer to amicably resolve this matter now, rather than fight. And, I believe that such a result can be achieved if you are willing to allow voices with a shareholders point of view to be heard in strength at the Board level. I believe that requires that at least four directors be designated by shareholders and added to the Board immediately. For all of our sakes, I hope that you agree.

Very truly yours,

Carl C. Icahn

Contact: Susan Gordon (212) 702-4309